TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD COMPLETES ACQUISITION OF EURO RESSOURCES

Toronto, Ontario, February 27, 2024 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") announced today that it has completed, through its wholly-owned subsidiary IAMGOLD France S.A.S. ("IAMGOLD France"), the acquisition of all of the outstanding common shares ("EURO Shares") of EURO Ressources S.A. ("EURO") (other than the EURO Shares already owned by IAMGOLD France) (the "Acquisition").

The Acquisition was effected by way of IAMGOLD France's buy-out offer followed by a squeeze-out in accordance with French law (the "Offer"), which was approved by the Autorité des marchés financiers ("AMF") on January 23, 2024. Pursuant to the Offer, IAMGOLD, through IAMGOLD France, acquired 6,249,128 EURO Shares, representing approximately 10% of the outstanding EURO Shares, at a price of €3.50 ($C5.13) in cash per EURO Share, for aggregate consideration of €21,871,948 ($C32,066,462).1

The purpose of the Offer was to enable IAMGOLD to acquire, through IAMGOLD France, all of the outstanding EURO Shares. Prior to the Acquisition, IAMGOLD, through IAMGOLD France, beneficially owned and controlled 56,242,153 EURO Shares, representing approximately 90% of the outstanding EURO Shares. Following the Acquisition, IAMGOLD, through IAMGOLD France, beneficially owns and controls 62,491,281 EURO Shares, representing 100% of the outstanding EURO Shares. An early warning report will be filed by IAMGOLD in accordance with applicable Canadian securities laws and will be available on SEDAR+ at www.sedarplus.ca, or may be obtained directly from IAMGOLD upon request by contacting IAMGOLD at the contact information provided below.

The EURO Shares have been delisted from the Euronext Paris stock exchange today. Following the delisting, EURO will submit an application to the applicable securities regulators in Canada to cease to be a reporting issuer.

IAMGOLD appointed Natixis as its Financial Advisor, Presenting and Guaranteeing Bank for the Offer. In connection with the Offer, Norton Rose Fulbright LLP is acting as French counsel to IAMGOLD and Fasken Martineau DuMoulin LLP is acting as Canadian legal counsel to IAMGOLD.

Important Notice

This news release does not constitute and should not be construed as a public offer to buy, or the solicitation of an offer to sell, EURO's securities. The Offer, which was approved by the AMF, was made solely on the basis of the offer document approved by the AMF which is available on the AMF website (www.amf-france.org). In accordance with French law, the documentation relating to the Offer which has been filed with the AMF includes the terms and conditions of the Offer. The offer document has not been filed with, or approved or disapproved by, the authorities of any jurisdiction other than France.

EURO shareholders are urged to read the offer document because it contains important information about the Offer, EURO and IAMGOLD. EURO shareholders are advised to seek independent advice where appropriate in order to reach a reasoned judgment in respect of the Offer and the content of the offer document. In addition, EURO shareholders may wish to consult with their tax advisors regarding the tax consequences of tendering their EURO securities under the Offer.

1 All amounts expressed in Canadian dollars are calculated on the basis of the exchange rate published by the Bank of Canada on February 26, 2024, being 1.4661.

The Offer referred to herein will not be made or directed to, nor will deposits of EURO shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction. Persons obtaining the offer document are required to take due note of, and to observe, all such restrictions and obtain any necessary authorizations, approvals or consents (to the extent applicable). Persons in any doubt as to their eligibility to participate in the Offer should consult their professional advisers immediately. Outside of France, no actions have been taken (nor will actions be taken) to make the Offer possible in any jurisdiction where such actions would be required. Any person (including, without limitation, custodians, nominees and trustees) who forwards or intends to forward the offer document or any related document to any jurisdiction outside France should carefully read the offer document before taking any action. The release, publication or distribution of the offer document and any documentation regarding the Offer or the making of the Offer in jurisdictions other than France may be restricted by law and therefore persons into whose possession the offer document comes should inform themselves about and observe such restrictions.

The Offer was made in Canada and the United States pursuant to applicable exemptions and in accordance with the applicable requirements in France. Accordingly, the Offer is subject to disclosure and other procedural requirements, including but not limited to offer timetable, settlement procedures and timing of payments, that are different from those in Canada and the United States applicable to tender offers for securities of a reporting issuer.

For additional information regarding the Offer, please refer to the news releases published by the Company on November 14, 2023, January 24, 2024 and February 13, 2024.

About Euro Ressources

Euro Ressources is a French mining royalty and streaming company listed on the Euronext Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from IAMGOLD on the Rosebel Gold Mine production (excluding Saramacca) in Suriname (the "Rosebel Royalty"), a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. IAMGOLD makes quarterly royalty payments to EURO under the Rosebel Royalty and receives a 90% share of the annual dividend from EURO, net of income taxes in France and withholding taxes. EURO's head office is located at 23, Rue du Roule, 75001 Paris, France.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. IAMGOLD is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in the first quarter of 2024. In addition, IAMGOLD has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index, a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria. IAMGOLD's head office is located at 150 King Street West, Suite 2200, Toronto, Ontario M5H 1J9.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.